NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL:   TSX: RUS, RUS.PR.C

RUSSEL METALS ANNOUNCES NEW FACILITY FOR ITS B&T STEEL OPERATION

TORONTO, CANADA -- April 29, 2003 -- Russel Metals Inc. announced today that it has purchased land to build a new facility to house its B&T Steel flatrolled operation currently located at 400 Gage Avenue, Hamilton, Ontario. This new facility will have two cut-to-length lines - the existing B&T Steel cut-to-length line and a new cut-to-length line which will provide the Company with a wider range of processing capabilities to offer its customers and it is anticipated that flatrolled sales in Ontario will double to approximately $100 million.  The new facility will be located at 1052 South Service Road, Hamilton (Stoney Creek), Ontario and is scheduled to be operational by year end.  The Company has signed contracts with Ball Construction Inc. to build the new facility and with Alcos Machinery Inc. for the cut-to-length line.  The approximate cost of the new facility including equipment is expected to be $29 million.

Tom Oelkuch, General Manager of B&T Steel Division of Russel Metals Inc. stated, "Our B&T Steel operation has been extremely successful and we are pleased to be able to increase our capacity to better serve our customer base.  We look forward to meeting the demands of our current customers as well as the continued growth of our business."

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Thomas J. Oelkuch
General Manager, B&T Steel,
A Division of Russel Metals Inc.
Tel:  (905) 544-6866
Web site : www.russelmetals.com
e-mail: info@russelmetals.com